Exhibit 99.3

ASH 2025 | Ascentage Pharma Presents First Dataset from Phase III POLARIS-1 Study of Olverembatinib in Newly Diagnosed Ph+
ALL Shows a Best MRD-Negativity CR Rate Exceeding 60%

●	By the end of 3 induction cycles, the best minimal residual disease (MRD) negativity rate and the MRD-negative complete response (CR) rate were 66.0% and 64.2%, respectively

●	High-risk IKZF1plus patients showed 90% molecular response rate

●	Low-intensity chemotherapy combination achieved deep responses with favorable safety profile

ROCKVILLE, Md. and SUZHOU, China, December 8, 2025—Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development, and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced that it has presented the first dataset from the global registrational Phase III study (POLARIS-1) of the company’s novel, investigational drug, Olverembatinib (HQP1351), in combination with low-intensity chemotherapy in patients with newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL), in a poster presentation at the 67th American Society of Hematology (ASH) Annual Meeting, being held in Orlando, Florida.

The ASH Annual Meeting is one of the largest gatherings of the international hematology community, aggregating cutting-edge scientific research and the latest data on investigational therapies that represent leading scientific and clinical advances in the global hematology field. Once again, Ascentage Pharma’s innovative pipeline has garnered significant attention at this year’s conference. Results from multiple clinical and preclinical studies on three of Ascentage Pharma’s investigational drug candidates (Olverembatinib, Lisaftoclax, and APG-5918) have been selected for presentation, including an oral report, at this year’s ASH Annual Meeting.

This poster presentation on the registrational Phase III POLARIS-1 study highlighted the promising therapeutic potential of Olverembatinib in Ph+ ALL. The data showed that, for the treatment of newly diagnosed patients who received Olverembatinib in combination with low-intensity chemotherapy, the best minimal residual disease (MRD) negativity rate and the MRD-negative complete response (CR) rate by the end of 3 induction cycles were 66.0% and 64.2%, respectively, alongside a favorable safety profile.

Olverembatinib is a novel drug developed by Ascentage Pharma and represents the first third-generation BCR-ABL inhibitor approved in China. Olverembatinib is currently being jointly commercialized in China by Ascentage Pharma and Innovent Biologics. The drug is currently approved in China for: adult patients with tyrosine kinase inhibitor (TKI)-resistant chronic-phase chronic myeloid leukemia (CML-CP) or accelerated-phase CML (CML-AP) harboring the T315I mutation; and adult patients with CML-CP resistant to and/or intolerant of first- and second-generation TKIs, with all approved indications now covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting three global registrational Phase III studies to evaluate Olverembatinib in multiple indications, including CML-CP, Ph+ ALL, and succinate dehydrogenase (SDH)-deficient gastrointestinal stromal tumors. Notably, the POLARIS-1 study was recently cleared by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA), marking another major milestone in the global development of olverembatinib. Ascentage Pharma has signed an exclusive option agreement to enter into an exclusive license agreement with Takeda for Olverembatinib. In the event that Takeda exercises the option, Takeda would license the global rights to develop and commercialize Olverembatinib in all territories outside of, among others, mainland China, Hong Kong, Macau, and Taiwan, China.

Professor Suning Chen, presenter of this study from the Department of Hematology, The First Affiliated Hospital of Soochow University, commented, “Olverembatinib is emerging as a cornerstone in investigational combination chemotherapy regimens for patients with Ph+ ALL. It achieved both deep responses and low toxicity and therefore having the potential to bring a long-awaited new treatment to this indication. At this year’s ASH Annual Meeting, we presented data from the first part of the POLARIS-1 study that showed deep MRD-negative responses in more than 60% of previously untreated patients with Ph+ ALL who received Olverembatinib in combination with low-intensity chemotherapy, at the end of three induction cycles . These encouraging results validate Olverembatinib’s global potential for reshaping the therapeutic landscape for Ph+ ALL.”

Yifan Zhai, M.D., Ph.D., Chief Medical Officer of Ascentage Pharma, said, “At ASH 2025, we presented the first dataset from the POLARIS-1 study that positioned Olverembatinib as a highly promising potential new treatment option for patients with Ph+ ALL. Supported by the favorable clinical benefit and tolerability that Olverembatinib demonstrated in Ph+ ALL, the POLARIS-1trial was recently cleared by FDA and EMA. We are optimistic that Olverembatinib-based innovative regimens will bring a new paradigm to the treatment of Ph+ ALL. Fulfilling our mission of addressing unmet clinical needs in China and around the world, we will strive to accelerate our clinical programs to bring more safe and effective therapies to patients as soon as possible.”

Highlights of the data this study reported at ASH 2025 are as below:

Results of POLARIS-1, a global phase 3 study (Part A): olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed (ND) Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL)

Format: Poster Presentation

Abstract#: 1574

Session: 613. Acute Lymphoblastic Leukemias: Therapies Excluding Allogeneic Transplantation: Poster I

Time: Saturday, December 6, 2025; 5:30 PM – 7:30 PM EST

First Author: Professor Suning Chen, Ph.D. Department of Hematology, The First Affiliated Hospital of Soochow University, Suzhou, China

Presenter: Professor Suning Chen, Ph.D., Department of Hematology, The First Affiliated Hospital of Soochow University, Suzhou, China

Highlights:

Background:

Ph+ ALL, the most common genetic subtype of adult ALL, is associated with high relapse risk and poor outcomes. Ph+ ALL is increasingly being managed with targeted therapies. Olverembatinib is a third-generation TKI with potent inhibitory activity against wild-type and mutant BCR-ABL1.

Introduction:

POLARIS-1 (NCT06051409) is a global registrational Phase III study designed to evaluate the efficacy and safety of olverembatinib combined with low-intensity chemotherapy in patients with newly diagnosed (ND) Ph+ ALL. The primary endpoint of the study was MRD (BCR-ABL/ABL1 ≤ 0.01% by qPCR) negativity rate by the end of three induction cycles.

Efficacy Results:

●	As of July 18, 2025, among 53 efficacy-evaluable patients, 50 (94.3%) achieved a CR or CR with incomplete hematologic recovery by the end of induction therapy. The best MRD negativity and MRD-negative CR rates were 66.0% and 64.2%, respectively.

●	IKZF1plus (particularly with concurrent BTG1 deletion) is a widely recognized high-risk factor associated with poor prognoses in B-cell ALL (B-ALL) because it can often cause resistance to chemotherapies and a high propensity to relapse. Among the 10 patients in this study who had this genotype, the molecular response rate at the end of the induction therapy was 90% (9/10).

Safety Results: Olverembatinib in combination with low-dose chemotherapy was well tolerated. Common (incidence >15%) grade ≥ 3 treatment-emergent adverse events (TEAEs) were neutropenia (63.6%), thrombocytopenia (56.4%), leukopenia (54.5%), anemia (49.1%), pneumonia (30.9%), hypokalemia (20%), and abnormal hepatic function (16.4%).

Conclusion:

In patients with ND Ph+ ALL, olverembatinib in combination with chemotherapy demonstrated an MRD-negative CR rate of 64.2% by the end of the induction therapy and a favorable safety profile.

* Olverembatinib, Lisaftoclax, and APG-5918 are currently under investigation and have not yet been approved by the US FDA.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, as well as next-generation kinase inhibitors.

The lead asset, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. All indications are covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of Olverembatinib for CML, as well as global registrational Phase III trials for patients with newly diagnosed Ph+ ALL and SDH-deficient GIST patients.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax is being commercialized in China following National Medical Products Administration (NMPA) approval for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with acute myeloid leukemia ( AML); and the GLORA-4 study in patients with newly diagnosed higher-risk myelodysplastic syndrome (HR MDS), a study that was simultaneously cleared by the U.S. FDA, the EMA of the EU, and China CDE.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

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